As filed with the Securities and Exchange Commission on December 2, 2019
____________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
__________________

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.
(Name of Subject Company)

Hartman Short Term Income Properties XX, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

(CUSIP Number of Class of Securities)
__________________

Allen R. Hartman
Chief Executive Officer and President
2909 Hillcroft, suite 420
Houston, Texas 77057
(713) 467-2222
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
__________________

With a Copy to:

Rosemarie A. Thurston Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company is Hartman Short Term Income Properties XX, Inc., a Maryland corporation (the “Company”). The address and telephone number of the principal executive offices of the Company are 2909 Hillcroft, Suite 420, Houston, Texas 77057, (713) 467-2222.

(b) Securities. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of November 30, 2019, there were approximately 18,417,687 Shares outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person. The name, address and telephone number of the Company are set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by Everest REIT Investors I, LLC (“Everest”) to purchase up to 925,000 Shares at a purchase price equal to $9.00 per Share, subject to the conditions set forth in the Offer to Purchase dated November 18,2019, and amended on November 27, 2019 (the “Offer to Purchase”) and the related Transfer Agreement (together with the Offer to Purchase, the “Everest Offer”), as set forth in Everest’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2019 and November 27, 2019 (the “Schedule TO”).

According to the Schedule TO, the address and principal executive offices of Everest are Everest REIT Properties, LLC, 199 S. Los Robles Ave., Suite 200, Pasadena, California 91101 and its telephone number is (626) 585-5920.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) Everest and its executive officers, directors or affiliates or (ii) the Company’s executive officers, directors or affiliates, except for agreements, arrangements or understandings or actual or potential conflicts of interest discussed in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions and Director Independence” in the Company’s Annual Report on Form 10-K filed with the SEC on April 8, 2019 and incorporated herein by reference. The Company’s Annual Report on Form 10-K was previously made available to stockholders and is available free of charge on the SEC’s website at www.sec.gov.

Item 4. The Solicitation or Recommendation.

(a) Recommendation. The information set forth in the letter to stockholders, dated December 2, 2019 (the “Letter to Stockholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the Everest Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.
 To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Everest Offer.

Item 6. Interest in Securities of the Subject Company.

During the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Everest Offer that relate to a tender offer or other acquisition of the Shares by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Everest Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Everest Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

As previously filed with the SEC on July 15, 2019 and incorporated by reference herein, the Company has filed Amendment No. 4 to the S-4 Registration Statement in which it outlined that it has entered binding merger agreements with Hartman Income REIT, Inc. and Hartman Short term Income Properties XIX, Inc. The Registration Statement and merger agreements set forth the terms and conditions upon which the Company proposes to acquire Hartman Income REIT, Inc. and Hartman Short Term Income Properties XIX, Inc. and their subsidiaries in a proposed merger. The Company did not enter into the merger agreements or engage in negotiations with respect thereto in response to the Everest Offer.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9, including the information incorporated herein by reference, may contain forward-looking statements regarding, among other things, the Company and the future value of the Shares. Forward-looking statements include, but are not limited to, statements that represent the Company’s beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company’s control or are subject to change, actual results could be materially different. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot guarantee that it will achieve or realize these plans, intentions or expectations. Factors that could cause the Company not to realize its plans, intentions or expectations include, but are not limited to, the risk that the Company and Hartman Income

REIT, Inc. and Hartman Short Term Income Properties XX, Inc. will not consummate the proposed merger, those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019 and Amendment No. 4 to Form S-4 Registration Statement filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9. Except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statements contained in this Schedule 14D-9.

Item 9. Exhibits.

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.
Date: December 2, 2019	/s/ Allen R. Hartman
	Name:	Allen R. Hartman
	Title:	Chief Executive Officer and President

Exhibit Index

Exhibit No.	Description
(a)(1)*	Letter to Stockholders of the Company from Allen R. Hartman, Chief Executive Officer, President and Director of the Company, dated as of December 2, 2019.

(e)(1)
The information contained under the headings “Equity Compensation Plan Information,” “Security Ownership of Certain Beneficial Owners and Management,” “Compensation of Directors and Executive Officers” and “Certain Relationships and Related Transactions” in the Company’s Amendment No. 4 to Form S-4 Registration Statement and filed with the SEC on July 15, 2019 (incorporated herein by reference).

(a)(2)	Current report on Form 10-Q of the Company filed with the SEC on November 14, 2019 (incorporated herein by reference).

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Company and filed herewith.